>
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File No. 000-29827


Check One:
[ ]  Form 10-K and Form 10-KSB
[ ]  Form 11-K
[ ]  Form 20-F
[X]  Form 10-Q and Form 10-QSB
[ ]  Form N-SAR

For Period Ended: June 30, 2007

PART - I - Registrant Information

                        RELIANT HOME WARRANTY CORPORATION
                        ---------------------------------
             (Exact name of registrant as specified in its charter)


                    ----------------------------------------
                            Former name if applicable

           350 Bay Street, Suite 250, Toronto, Ontario, CANADA M5H 2S5
         ---------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

PART II - Rules 12-b25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on form 10-Q, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[ ] (c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

Part III - Narrative

          State below, in reasonable detail, the reasons why Form 10-K and form 10-QSB, 20-F, 1-K, 10-Q, and Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Registrant requests an extension because it has experienced delays in gathering some of the data needed to finalize the financial statements and accompanying notes of the Registrant's Form 10-QSB for the most recent quarter ended June 30, 2007. These delays could not be overcoming without the Registrant's incurring unreasonable expense. The Registrant expects to be able to file its Form 10-QSB within the extension of time requested.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

         Val Guilis, Controller                    (416) 445-9500
         ----------------------------------------------------------------------
         (Name)       (Title)                     (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).    Yes [X]     No [ ]

         (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be effected by the earnings statements to be included in the subject report or portion thereof?
                       Yes [ ]     No [X]

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




         Dated: August 14, 2007            RELIANT HOME WARRANTY CORPORATION


                                           /s/ Val Guilis
                                           -------------------------------------
                                           Val Guilis
                                           Controller

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).





                                        2